Exhibit (d)(3)

January 5, 2018

STRICTLY PRIVATE AND CONFIDENTIAL

Bioverativ Inc.

225 Second Avenue

Waltham, MA 02451

Re: Exclusivity	Agreement

Ladies and Gentlemen:

In connection with the consideration by Sanofi (“Buyer”) of a possible negotiated transaction resulting in the acquisition of all of the outstanding equity securities of the Company at a valuation of $105 per share (the “Transaction”) involving Bioverativ Inc. (the “Company”) and to induce Buyer to devote time and resources in connection therewith, by the execution and delivery of this exclusivity agreement (this “Agreement”) and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and agreed, the Company covenants and agrees with the Buyer as follows:

1.    Exclusivity. The Company agrees that, during the Exclusivity Period (as defined below), the Company shall not, and shall cause its subsidiaries and direct its and their respective directors and its and their officers, employees, financial advisors, attorneys, agents and other representatives whom they have informed of their discussions with Buyer (collectively, “Representatives”) not to, directly or indirectly, solicit, initiate, pursue, knowingly facilitate, knowingly encourage, engage in or otherwise enter into any discussions, negotiations, agreements or arrangements (including by providing any non-public information) with any person or entity (other than Buyer or its representatives) concerning an Alternative Transaction (as defined below). During the Exclusivity Period, the Company shall, and shall cause its subsidiaries and direct its and their respective Representatives to immediately cease and cause to be terminated any and all contacts, discussions and negotiations with third parties with respect to an Alternative Transaction. For purposes of this exclusivity agreement, the term “Alternative Transaction” shall mean, other than any transaction between Buyer and/or its subsidiaries, on the one hand, and the Company and/or its subsidiaries, on the other hand, any transaction or series of related transactions, including any offer or proposal, relating to (i) any acquisition or purchase, direct or indirect, of assets representing 25% or more of the consolidated earning power of the Company and its subsidiaries or 25% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated earning power of the Company and its subsidiaries (taken together), (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in one or more third parties beneficially owning 25% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated earning power of the Company and its subsidiaries (taken together) or (iii) a merger, consolidation, amalgamation, share exchange, business combination, joint venture, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated earning power of the Company and its subsidiaries (taken together).

2.    Negotiation; Information. During the Exclusivity Period, (a) each party hereto shall (and shall cause their representatives to) negotiate in good faith with respect to a Transaction and shall use their respective good faith efforts to negotiate a Transaction Agreement and publicly announce a Transaction at or prior to the conclusion of the Exclusivity Period and (b) the Company shall use good faith efforts to afford to Buyer and its Representatives reasonable access to information and materials regarding the Company and its subsidiaries and their respective businesses requested by Buyer in order to facilitate Buyer’s evaluation of a Transaction.

3.    Exclusivity Period. The provisions of paragraph 1 and 2 of this Agreement shall continue until the earlier of (a) 11:59 p.m. (EST) on January 26, 2018 and (b) the execution and delivery of a Transaction

Agreement (as defined below) between Buyer and the Company with respect to a Transaction (such period, the “Exclusivity Period”).

4.    No Obligation. Each party understands and agrees that no contract or agreement providing for a Transaction between the parties shall be deemed to exist between the parties unless and until a definitive written agreement setting forth the terms, conditions and other provisions relating to a Transaction (a “Transaction Agreement”) has been executed and delivered. For purposes of this Agreement, the term “Transaction Agreement” does not include an executed letter of intent, unless by its express terms it is said to be a binding letter of intent, or any other preliminary written agreement nor does it include any written or verbal acceptance of an offer or bid on the part of either party.

5.    Injunctive Relief. It is understood and agreed that money damages would not be a sufficient remedy for any breach of this Agreement and that without prejudice to any rights or remedies at law or in equity otherwise available, either party shall, if the other party breaches any provision of this Agreement, be entitled to seek injunctive relief, specific performance or other appropriate equitable remedies for any such breach without posting any bond or similar security. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

6.    Attorneys’ Fees and Litigation Costs. If either party files a lawsuit against the other to enforce any provision of this Agreement applicable to such other party, the substantially prevailing party in the lawsuit, as determined by a court, shall be awarded, in addition to any amounts or relief otherwise awarded, all reasonable costs of litigation incurred in connection with the lawsuit, including reasonable attorneys’ fees.

7.    Severability. The provisions of this Agreement shall be severable if any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

8.    Governing Law. THIS AGREEMENT SHALL BE CONSTRUED (BOTH AS TO VALIDITY AND PERFORMANCE) AND ENFORCED IN ACCORDANCE WITH, AND GOVERNED BY, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED WHOLLY WITHIN SUCH JURISDICTION. Each party agrees that any suit or proceeding arising in respect of this Agreement will be tried exclusively in the courts of the State of Delaware or, if those courts do not have subject matter jurisdiction, in the United States District Court for the District of Delaware, and each party irrevocably and unconditionally agrees to submit to the exclusive jurisdiction of, and to venue in, such courts.

9.    Confidentiality. Each of the parties agrees that the provisions of that certain confidentiality agreement between the parties, dated December 4, 2017 (the “Confidentiality Agreement”), shall apply to this Agreement and the terms hereof.

10.    Entire Agreement. This Agreement, together with the Confidentiality Agreement, embodies the entire agreement of the parties relating to the subject matter hereof and may be waived, amended or modified only by an instrument in writing signed by the party against which such waiver, amendment or modification is sought to be enforced, and such written instrument shall set forth specifically the provisions of this Agreement that are to be so waived, amended or modified.

11.    Headings. The headings in this Agreement are for convenience of reference only and will not limit or otherwise affect the meaning of provisions contained herein.

12.    Counterparts. This Agreement may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed an original and all such counterparts shall together constitute but one and the same instrument.

Please confirm acceptance of, and agreement with, the foregoing by signing one copy of this Agreement and returning it (by mail, by facsimile transmission, .pdf document, or by any other form of delivery) to the undersigned.

Very truly yours,

SANOFI

By:	/s/ Karen Linehan

Name: Karen Linehan
Title: Executive Vice President and General Counsel

Agreed to and accepted as of the date first written above:

BIOVERATIV INC.

By:	/s/ Andrea DiFabio

Name: Andrea DiFabio
Title: Executive Vice President, Chief Legal Officer